Exhibit 99.7

EXECUTION COPY

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) is made as of August 24, 2018 by and between:

(1)	China Biologic Products Holdings, Inc., a Cayman Islands exempted company (the “Company”); and

(2)	HH China Bio Holdings LLC, a Cayman Islands limited liability company (the “Investor”).

The parties listed above are referred to herein collectively as “Parties” and individually as a “Party.”

RECITALS

A.	The Company and the Investor entered into a share purchase agreement, dated as of August 24, 2018 (the “Share Purchase Agreement”), pursuant to which, among other things, the Company issued and sold to the Investor certain Ordinary Shares; and

B.	In connection with and as a closing deliverable at the Closing (as defined below) contemplated by the Share Purchase Agreement, the Company and the Investor have agreed to enter into this Agreement.

WITNESSETH

NOW, THEREFORE, in consideration of the premises set forth above, the mutual promises and covenants set forth herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

1.	Interpretation

1.1	Definitions. The following terms shall have the meanings ascribed to them below:

“Affiliate” means, with respect to any Person, any Person that controls, is controlled by, or is under common control with such Person. As used herein, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, and individually or together with any other Person, of the power to direct or to cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by contract or otherwise.

“At-the-Market Offering” means a Registration in which securities of the Company are sold to the public through one or more investment banks or financial advisors as agent to the selling shareholder (but not as underwriter on a firm commitment basis).

“Beneficially Own” or “Beneficial Ownership” means, with respect to any securities, having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Exchange Act.

“Blackout Period” means (i) any period during which directors and executive officers of the Company are not permitted to trade under the insider trading policy of the Company then in effect; provided that the foregoing restriction shall not apply with respect to the Investor if the Investor no longer has a right to designate a member of the Board pursuant to this Agreement and (ii) in the event that the Company determines in good faith that the registration would reasonably be expected to materially and adversely affect or materially interfere with any bona fide material financing of the Company or any material transaction under consideration by the Company or would require disclosure of material information that has not been disclosed to the public, a period of up to sixty (60) days (the Blackout Period described in this clause (ii) shall count as an “Unscheduled Blackout Period”). The Unscheduled Blackout Period may not occur more than twice in any period of fifteen (15) consecutive months.

“Board” or “Board of Directors” means the board of directors of the Company.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the city of Beijing, Hong Kong or New York.

“Closing” has the meaning set forth in the Share Purchase Agreement.

“Company Competitors” means the entities, enterprises and businesses listed in Schedule I hereof and any Affiliates of any such entity, enterprise or business, which list may be updated by the Board.

“Company Securities” means (i) Ordinary Shares, (ii) securities convertible into or exercisable or exchangeable for Ordinary Shares and (iii) any options, warrants or other rights to acquire Ordinary Shares, whether issued before, at or after the date hereof.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Existing Shares” means the Ordinary Shares held by the Investor or its Affiliates immediately prior to the Closing.

“Form F-3” means Form F-3 promulgated by the SEC under the Securities Act or any successor form or substantially similar form then in effect.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, local or other governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any writ, judgment, decree, injunction, award or similar order of any Government Authority (in each case whether preliminary or final).

“Holder” means the Investor or any of its Permitted Transferees, so long as such Person holds Registrable Securities.

“Law” means any federal, national, foreign, supranational, state, provincial, local or similar statute, law, treaty, ordinance, regulation, rule, code, order, requirement or rule of law (including common law) or any Governmental Order.

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“Lockup Shares” means collectively, the Purchased Shares and the Existing Shares.

“Ordinary Shares” means the ordinary shares, par value US$0.0001 per share, of the Company.

“Permitted Transferee” means any Affiliate of the Investor for so long as such transferee remains an Affiliate of the Investor at all times following the applicable transfer. For the avoidance of doubt, Permitted Transferee includes any entities advised or managed by the Investor or its Affiliates.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization, Governmental Authority or other entity.

“Prospectus” means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including post-effective amendments, and all other material incorporated by reference in such prospectus.

“Purchased Shares” means all the Ordinary Shares acquired by the Investor pursuant to the Share Purchase Agreement.

“Registrable Securities” means all of the Ordinary Shares acquired by the Investor pursuant to the Share Purchase Agreement; provided that any such Ordinary Shares shall cease to be Registrable Securities if (i) they have been registered and sold pursuant to an effective Registration Statement, (ii) they have been transferred by a Holder in a transaction in which the Holder’s rights under this Agreement are not, or cannot be, assigned, (iii) they may be sold pursuant to Rule 144 under the Securities Act without limitation thereunder on volume or manner of sale or (iv) they have ceased to be outstanding.

“Registration” means a registration with the SEC of the offer and sale to the public of Registrable Securities under a Registration Statement. The terms “Register,” “Registered” and “Registering” shall have a correlative meaning.

“Registration Expenses” shall mean all expenses incident to the Company’s performance of or compliance with this Agreement, including all (i) registration, qualification and filing fees; (ii) expenses incurred in connection with the preparation, printing and filing under the Securities Act of the Registration Statement, any Prospectus and any issuer free writing prospectus and the distribution thereof; (iii) the reasonable fees and expenses of the Company’s counsel and independent accountants; (iv) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Ordinary Shares under the state blue sky laws (including the related fees and expenses of counsel); (v) the costs and charges of any transfer agent and any registrar; (vi) all expenses and application fees incurred in connection with any filing with, and clearance of an offering by, Financial Industry Regulatory Authority, Inc.; (vii) expenses incurred in connection with any “road show” presentation to potential investors; (viii) printing expenses, messenger, telephone and delivery expenses; and (ix) fees and expenses of listing any Registrable Securities on any securities exchange on which the Ordinary Shares are then listed; but in each case excluding any Selling Expenses.

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“Registration Statement” means any registration statement of the Company filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Representatives” means, with respect to any Person, such Person’s Affiliates and such Person and its Affiliates’ respective directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Selling Expenses” means (i) all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities hereunder and (ii) any fees and expenses of legal counsel or other advisors of the Holders.

“Shelf Registration” means a Registration Statement of the Company on Form F-3 for an offering to be made on a delayed or continuous basis of Ordinary Shares pursuant to Rule 415 under the Securities Act (or similar provisions then in effect).

“Underwritten Offering” means a Registration in which securities of the Company are sold to an underwriter or underwriters on a firm commitment basis for reoffering to the public.

1.2           Interpretation. For all purposes of this Agreement, except as otherwise expressly provided, (i) the terms defined in this Section 1 shall have the meanings assigned to them in this Section 1 and include the plural as well as the singular, (ii) all references in this Agreement to designated “Sections” and other subdivisions are to the designated Sections and other subdivisions of the body of this Agreement, (iii) pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms, (iv) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision, (v) all references in this Agreement to designated schedules, exhibits and annexes are to the schedules, exhibits and annexes attached to this Agreement unless explicitly stated otherwise, (vi) “or” is not exclusive, (vii) the term “including” will be deemed to be followed by “, but not limited to,” (viii) the terms “shall,” “will,” and “agrees” are mandatory, and the term “may” is permissive, and (ix) the term “day” means “calendar day.”

2.	Registration Rights.

2.1	Shelf Registration.

(a)           Shelf Registration. To the extent permitted under applicable Law, upon a written request by the Investor, the Company shall take all necessary actions as reasonably required by the Investor to prepare and file a Shelf Registration covering the offering and sale of the Registrable Securities of the Investor pursuant to Rule 415 under the Securities Act no later than the Lockup Date and the Company shall use commercially reasonable efforts to cause such Shelf Registration to become effective or declared effective by the SEC as promptly as practicable after such filing. Nothing in this Section 2 shall be construed as permitting any Transfer that is prohibited under Section 3.

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The Company shall provide such Shelf Registration (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) to the Investor and its counsel at a reasonable time prior to its filing or other submission and shall not file or submit the same in a form to which the Investor or its counsel reasonably objects in writing within two (2) Business Days after the receipt thereof.

The Company shall notify the Investor by facsimile or email as promptly as practicable after any such Shelf Registration becomes or is declared effective.

(b)           Shelf Takedown. After the Lockup Date (or an earlier date agreed by the Company in writing), if any Holder of Registrable Securities included on a Shelf Registration delivers a written notice to the Company specifying the kind and number of such Registrable Securities such Holder wishes to sell or distribute (the “Takedown Notice”), the Company shall take all actions reasonably requested by such Holder, including amending or supplementing such Shelf Registration, as may be necessary to enable such Registrable Securities to be sold or distributed in accordance with the intended method of distribution set forth in the Takedown Notice, including an Underwritten Offering, as expeditiously as practicable; provided, however, that (i) the Holders may not require the Company to effect a shelf takedown that is an Underwritten Offering unless the Registrable Securities to be registered exceed 20% of the total Registrable Securities as of the date of this Agreement, (ii) the Holders may not require the Company to effect more than two shelf takedowns that are Underwritten Offerings in any 12-month period, (iii) the Holders may not require the Company to effect more than three shelf takedowns (other than shelf takedowns that are Underwritten Offerings) in any 12-month period and (iv) the Holders may not require the Company to effect more than five shelf takedowns that are Underwritten Offerings.

(c)           Blackout. The Company shall be entitled to postpone (upon prior written notice to the Investor) the filing or the effectiveness of a Registration Statement for any Registration or suspend the use of any Registration Statement in the event of a Blackout Period until the expiration of the applicable Blackout Period. Upon notice by the Company to the Holders of a Blackout Period, each Holder shall keep the fact of any such notice strictly confidential and, during any Blackout Period, promptly halt any offer, sale, trading or transfer by it of any Registrable Securities pursuant to the Shelf Registration for the duration of the Blackout Period set forth in such notice (or until such Blackout Period shall be earlier terminated in writing by the Company) and promptly halt any use, publication, dissemination or distribution of any Prospectus covering any Registrable Securities for the duration of the Blackout Period and, if so directed by the Company, shall deliver to the Company any copies then in its possession of any such Prospectus. The Company shall use commercially reasonable efforts to terminate any postponement or suspension under any Blackout Period (including any Unscheduled Blackout Period) as promptly as practicable.

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(d)          Effective Registration. Subject to the applicability of Blackout Periods, the Company shall use its commercially reasonable efforts to keep the Shelf Registration for purposes of Section 2.1(a) continuously effective under the Securities Act in order to permit the Prospectus forming a part thereof to be usable by Holders until the termination of the registration rights pursuant to Section 2.10.

(e)          Underwritten Offering. In the event that a Holder intends to distribute the Registrable Securities in a Registration by means of an Underwritten Offering, no Holder may include Registrable Securities in such Registration unless such Holder, subject to the limitations set forth in Section 2.6, (i) agrees to sell its Registrable Securities on the basis provided in the applicable underwriting arrangements; (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements; and (iii) cooperates with the Company’s reasonable requests in connection with such Registration (it being understood that the Company’s failure to perform its obligations hereunder, which failure is caused by such Holder’s failure to cooperate, will not constitute a breach by the Company of this Agreement).

(f)          Priority of Securities in an Underwritten Offering. If the managing underwriter or underwriters of a proposed Underwritten Offering informs the Company and the Holders with Registrable Securities in the proposed Underwritten Offering in writing that, in its or their opinion, the number of securities requested to be included in such Underwritten Offering exceeds the number that can be sold in such Underwritten Offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the number of securities to be included in such Underwritten Offering shall be reduced to the extent necessary to reduce the total number of securities to be included in such offering to the number recommended by the managing underwriter or underwriters in the following order of priority: first, there shall be excluded from the Underwritten Offering any securities to be sold for the account of any selling securityholder, including the Holders, that have been requested to be included therein pursuant to piggyback registration rights (including Section 2.2), pro rata based on the number of securities owned by such selling securityholder; second, there shall be excluded from the Underwritten Offering any securities to be sold for the account of selling securityholders, including the Holders, that originally requested the Underwritten Offering, pro rata based on the number of securities owned by such selling securityholder to the extent there is more than one such initiating selling securityholder; and finally, there shall be excluded from the Underwritten Offering any securities to be sold for the account of the Company.

(g)          Eligibility for Form F-3 and WKSI Status. The Company represents and warrants to the Investor as of the date hereof that the Company meets the requirements for use of Form F-3 under the Securities Act and the Company is a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act. The Company shall use commercially reasonable efforts to maintain its eligibility for a Shelf Registration under Form F-3 and in the event that the Company fails to meet the requirements for use of Form F-3, the Company shall be required to perform its obligations under this Agreement as if all references to “Form F-3” were replaced by “Form F-1” for the purposes of the definition of “Shelf Registration”.

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2.2          Piggyback Registrations.

(a)          Participation. After the Lockup Date (or an earlier date agreed by the Company in writing), if the Company proposes to file a Prospectus as part of any Registration Statement under the Securities Act with respect to any offering of Company Securities for its own account and/or for the account of any other Persons (other than a Registration (i) under Section 2.1 hereof, (ii) pursuant to a Registration Statement on Form S-8 (or other registration solely relating to an offering or sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit arrangement) or Form F-4, Form S-4 or similar form that relates to a transaction subject to Rule 145 under the Securities Act, (iii) pursuant to any form that does not include substantially the same information as would be required to be included in a Registration Statement covering the sale of Registrable Securities, (iv) in connection with any dividend reinvestment or similar plan, (v) for the sole purpose of offering securities to another entity or its security holders in connection with the acquisition of assets or securities of such entity or any similar transaction, or (vi) that relates to an offering of Company Securities that is not underwritten and that occurs at a time when a Shelf Registration is effective in accordance with Section 2.1(a)), then the Company shall give written notice of such proposed filing to the Investor on behalf of each Holder as soon as practicable (but in any event at least ten (10) Business Days prior to the proposed date of printing the preliminary Prospectus), and such notice shall offer such Holders the opportunity to Register under such Registration Statement such number of Registrable Securities as each such Holder may request in writing (a “Piggyback Registration”). Subject to this Section 2.2(a) and Section 2.2(c), the Company shall use commercially reasonable efforts to include in such Registration Statement all such Registrable Securities that are requested to be included therein within six (6) Business Days after the date of any such notice. If the offering pursuant to a Registration Statement pursuant to this Section 2.2(a) is to be an Underwritten Offering, then each Holder making a request for a Piggyback Registration pursuant to this Section 2.2(a) shall, and the Company shall use commercially reasonable efforts to coordinate arrangements with the underwriters so that each such Holder may, participate in such Underwritten Offering. If the offering pursuant to such Registration Statement is to be on any other basis, then each Holder making a request for a Piggyback Registration pursuant to this Section 2.2(a) shall, and the Company shall use commercially reasonable efforts to coordinate arrangements so that each such Holder may, participate in such offering on such basis. If the Company files a Shelf Registration for its own account and/or for the account of any other Persons, the Company agrees that it shall use its commercially reasonable efforts to include in such Registration Statement such disclosures as may be required by Rule 430B under the Securities Act in order to ensure that the Holders may be added to such Shelf Registration at a later time through the filing of a Prospectus supplement rather than a post-effective amendment.

(b)          Right to Withdraw. Each Holder shall have the right to withdraw such Holder’s request for inclusion of its Registrable Securities in any Underwritten Offering pursuant to this Section 2.2 at any time prior to the execution of an underwriting agreement with respect thereto by giving written notice to the Company of such Holder’s request to withdraw and, subject to the preceding clause, each Holder shall be permitted to withdraw all or part of such Holder’s Registrable Securities from a Piggyback Registration at any time prior to the printing of the preliminary Prospectus.

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(c)          Priority of Piggyback Registration. If the managing underwriter or underwriters of any proposed Underwritten Offering of a class of Registrable Securities included in a Piggyback Registration informs the Company and the Holders in writing that, in its or their opinion, the number of securities of such class which such Holder and any other Persons intend to include in such Underwritten Offering exceeds the number which can be sold in such Underwritten Offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such Underwritten Offering shall be reduced to the extent necessary to reduce the total number of securities to be included in such offering to the number recommended by the managing underwriter or underwriters in the following order of priority: first, there shall be excluded from the Underwritten Offering any securities to be sold for the account of any selling securityholder, including the Holders, that have been requested to be included therein pursuant to piggyback registration rights (including this Section 2.2), pro rata based on the number of securities owned by such selling securityholder; second, there shall be excluded from the Underwritten Offering any securities to be sold for the account of selling securityholders, including the Holders, that originally requested the Underwritten Offering, pro rata based on the number of securities owned by such selling securityholder to the extent there is more than one such initiating selling securityholder; and finally, there shall be excluded from the Underwritten Offering any securities to be sold for the account of the Company.

(d)          Determination Not to Conduct Offering. If at any time after giving a Piggyback Registration notice and prior to the filing of a final prospectus supplement in connection with such offering, the Company shall determine for any reason not to offer the securities originally intended to be included in such offering, the Company may, at its election, give written notice of such determination to the Investor and thereupon the Company shall be relieved of its obligation to include any Holder’s Registrable Securities in such offering.

2.3          Notification to Holder. The Company shall advise each Holder promptly in writing of the existence of any fact and the happening of any event that makes any statement of a material fact made in any Registration Statement or Prospectus untrue, or that requires the making of any additions to or changes in any Registration Statement or Prospectus in order to make the statements therein not misleading and in such event the Company shall prepare and file with the SEC, as soon as reasonably practicable, an amendment to such Registration Statement or an amendment or supplement to such Prospectus or a report on Form 6-K, as the case may be, so that, as so amended or supplemented, such Registration Statement and such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances then existing, not misleading. Upon receipt of such written advice, each Holder shall discontinue and refrain from making any sales of Registrable Securities, until such time as the Company advises such Holder that such Registration Statement or such Prospectus no longer contains an untrue statement or omission of a material fact, and if so directed by the Company, such Holder will deliver to the Company (at the Company’s expense) all copies of the Prospectus covering such Registrable Securities current at the time of receipt of such notice. The period during which the sales of Registrable Securities are suspended pursuant to the foregoing sentence shall count as an Unscheduled Blackout Period.

2.4          Holder Information. As a condition precedent to any Registration hereunder, the Company may require each Holder as to which any Registration is being effected to furnish to the Company, and each such Holder agrees to furnish to the Company, such information regarding the distribution of such securities and such other information relating to such Holder, its ownership of Registrable Securities and other matters as the Company may from time to time reasonably request in writing to enable the Company to comply with the provisions of this Agreement.

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2.5           Holdback Agreements. Each of the Company and the Holders agrees, upon reasonable request from the managing underwriter or underwriters in connection with any Registration for an Underwritten Offering of the Company’s securities (other than pursuant to a registration statement on Form F-4, Form S-4 or any similar or successor form or pursuant to a registration solely relating to an offering and sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit plan arrangement), not to effect (other than pursuant to such Registration) any public sale or distribution of Registrable Securities, including, but not limited to, any sale pursuant to Rule 144, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of, any Registrable Securities, any other Company Securities without the prior written consent of the managing underwriters during such period as reasonably requested by the managing underwriters (but in no event longer than the seven days before and the 30 days after the pricing of such Underwritten Offering).

2.6           Underwriting Agreement in Underwritten Offerings. If requested by the managing underwriters for any Underwritten Offering, the Company and the participating Holders shall enter into an underwriting agreement in customary form with such underwriters for such offering.

2.7           Registration Expenses. In the case of any Registration of Registrable Securities required pursuant to this Agreement (including any Registration that is delayed or withdrawn) or proposed Underwritten Offering pursuant to this Agreement, the Company shall pay all Registration Expenses regardless of whether the Registration Statement becomes effective or the Underwritten Offering is completed; provided, however, that in the case of any proposed shelf takedown pursuant to this Agreement that is an Underwritten Offering or an At-the-Market Offering, the Investor shall pay such out-of-pocket Registration Expenses (other than Registration Expenses to the extent such Registration Expenses would have been incurred by the Company if the shelf takedown were not an Underwritten Offering or At-the-Market Offering) on a pro rata basis with reference to the number of the Registered Securities being offered by the Investor in such shelf takedown and promptly reimburse such expenses to the Company upon request regardless of whether such Underwritten Offering or At-the-Market Offering is completed. The Company shall have no obligation to pay any Selling Expenses.

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2.8          Indemnification.

(a)           Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the full extent permitted by law, each Holder and such Holder’s officers, directors, employees, advisors, Affiliates and agents and each Person who controls (within the meaning set forth in the Securities Act or the Exchange Act) such Holder from and against any and all losses, claims, damages, liabilities (or actions in respect thereof) and expenses, joint or several (including reasonable costs of investigation and legal expenses) (each, a “Loss” and collectively “Losses”) arising out of or based upon (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was Registered under the Securities Act (including any final or preliminary Prospectus contained therein or any amendment thereof or supplement thereto or any documents incorporated by reference therein), or any such statement made in any free writing prospectus (as defined in Rule 405 under the Securities Act) that the Company has filed or is required to file pursuant to Rule 433(d) of the Securities Act, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading; provided, however, that the Company shall not be liable to any particular indemnified party in any such case to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any such Registration Statement (including any final or preliminary Prospectus contained therein or any amendment thereof or supplement thereto or any documents incorporated by reference therein) or any such statement made in any free writing prospectus in reliance upon and in conformity with written information furnished to the Company by such indemnified party expressly for use in the preparation thereof. This indemnity shall be in addition to any liability the Company may otherwise have. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any indemnified party and shall survive the transfer of such securities by such Holder.

(b)           Indemnification by the Selling Holder. Each selling Holder agrees (severally and not jointly) to indemnify and hold harmless, to the full extent permitted by law, the Company and the Company’s directors, officers, employees, advisors, Affiliates and agents and each Person who controls (within the meaning set forth in the Securities Act or the Exchange Act) the Company from and against any Losses arising out of or based upon (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was Registered under the Securities Act (including any final or preliminary Prospectus contained therein or any amendment thereof or supplement thereto or any documents incorporated by reference therein), or any such statement made in any free writing prospectus that the Company has filed or is required to file pursuant to Rule 433(d) of the Securities Act, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading to the extent, but, in each case (i) or (ii), only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission is made in reliance upon and in conformity with any written information furnished by such selling Holder to the Company expressly for inclusion in such Registration Statement, Prospectus, preliminary Prospectus or free writing prospectus. This indemnity shall be in addition to any liability the selling Holder may otherwise have. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any indemnified party.

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(c)          Conduct of Indemnification Proceedings. Any Person seeking indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (it being understood that any delay or failure to so notify the indemnifying party shall relieve the indemnifying party of its obligations hereunder to the extent that it is materially prejudiced by reason of such delay or failure) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any Person entitled to indemnification hereunder shall have the right to select and employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim within 15 Business Days after receipt of notice of such claim from the Person seeking indemnification hereunder or fails to employ counsel reasonably satisfactory to such Person within 15 Business Days after receipt of notice of such claim or to pursue the defense of such claim in a reasonably vigorous manner, (c) the named parties to any proceeding include both such indemnified and the indemnifying party and the indemnified party has reasonably concluded (based on written advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, or (d) in the reasonable judgment of any such Person, based upon written advice of its counsel, a conflict of interest may exist between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person). If such defense is not assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its consent, but such consent shall not be unreasonably withheld, conditioned or delayed. If the indemnifying party assumes the defense, the indemnifying party shall not have the right to settle such action or enter into any judgment without the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, unless such settlement or judgment (i) includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of an unconditional release from all liability in respect to such claim or litigation, (ii) does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any indemnified party and (iii) does not provide for any action on the part of any party other than the payment of money damages which is to be paid in full by the indemnifying party. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm (in addition to one local counsel) at any one time from all such indemnified party or parties unless (x) the employment of more than one counsel has been authorized in writing by the indemnifying party or parties, (y) an indemnified party has reasonably concluded (based on written advice of counsel) that there may be legal defenses available to it that are different from or in addition to those available to the other indemnified parties or (z) a conflict or potential conflict exists or in the reasonable judgment of such Person may exist (based on advice of counsel to an indemnified party) between such indemnified party or parties and the other indemnified parties, in each of which cases the indemnifying party shall be obligated to pay the reasonable fees and expenses of such additional counsel.

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(d)          Contribution. If for any reason the indemnification provided for in Section 2.8(a) or Section 2.8(b) is unavailable to an indemnified party or insufficient to hold it harmless as contemplated by Section 2.8(a) or Section 2.8(b), then the indemnifying party shall, in lieu of indemnifying such indemnified party thereunder, contribute to the amount paid or payable by the indemnified party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other hand in connection with the statements or omissions which resulted in such Loss as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.8(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 2.8(d). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The amount paid or payable by an indemnified party hereunder shall be deemed to include, for purposes of this Section 2.8(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating, preparing to defend or defending against or appearing as a third party witness in respect of, or otherwise incurred in connection with, any such loss, claim, damage, expense, liability, action, investigation or proceeding. If indemnification is available under this Section 2.8, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Section 2.8(a) and Section 2.8(b) hereof without regard to the relative fault of said indemnifying parties or indemnified party.

2.9          Reporting Requirements; Rule 144. The Company shall use its commercially reasonable efforts to be and remain in compliance with the periodic filing requirements imposed under the SEC’s rules and regulations, including the Exchange Act, and thereafter shall timely file such information, documents and reports as the SEC may require or prescribe under Section 13 or 15(d) (whichever is applicable) of the Exchange Act. If the Company is not required to file such reports during such period, it will, upon the request of any Holder, make publicly available such necessary information for so long as necessary to permit sales pursuant to Rule 144 or Regulation S under the Securities Act, and it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without Registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 or Regulation S under the Securities Act, as such Rules may be amended from time to time, or (b) any rule or regulation hereafter adopted by the SEC.

2.10        Termination. The Company shall have no obligations to register any Registrable Securities proposed to be sold by any Holder upon the earlier of (i) the third anniversary of the Lockup Date and (ii) such time as there are no Registrable Securities.

3.	Transfer

3.1          Transfer Restrictions.

(a)          Subject to Section 3.1(c), the Investor shall not, and shall cause its Affiliates not to, directly or indirectly, transfer, sell, hedge, assign, gift, pledge, encumber, hypothecate, mortgage, exchange or otherwise dispose, by operation of Law or otherwise (any such occurrence, a “Transfer”), (i) any Purchased Shares prior to the date that is two (2) years following the date of Closing (such date, the “Lockup Date”), or (ii) any Existing Shares prior to the date that is six (6) months following the date of the Share Purchase Agreement (“Additional Lockup Date”), in each case, without the prior written consent of the Company.

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(b)          Subject to Section 3.1(c), unless otherwise agreed by the Company in writing, the Investor shall not, and shall cause its Affiliates not to, Transfer to any Company Competitor (i) any Purchased Shares within twelve (12) months after the Lockup Date, or (ii) any Existing Shares within twelve (12) months after the Additional Lockup Date, in each case of (i) and (ii), other than any Transfer through open market brokerage transaction where the identity of the purchaser is unknown.

(c)          Notwithstanding the foregoing, the Investor may at any time Transfer its Lockup Shares to a Permitted Transferee; provided that prior to any Transfer pursuant to this Section 3.1(c), such Permitted Transferee shall have agreed in writing to be bound by the terms of this Agreement pursuant to documentation reasonably satisfactory to the Company; provided, further, that no Transfer pursuant to this Section 3.1(c) shall relieve any transferor from any liability for damages incurred or suffered by the Company as a result of any breach of this Agreement by such transferor.

3.2           No Avoidance of Restrictions. The Parties hereto agree that the Transfer restrictions in this Agreement shall not be capable of being avoided by the holding of Lockup Shares indirectly through a company or other entity that can itself be sold in order to dispose of an interest in Lockup Shares free of such restrictions, or any trust, derivative contract or other economic arrangement transferring the benefits of ownership of any Lockup Shares. The Investor undertakes that it shall not take any action intended to avoid such restrictions in any manner. Any Transfer or other disposal of any shares (or other interest) resulting in any change in the control of the Investor or of any Person having control over the Investor shall be treated as being a Transfer of the Lockup Shares held by the Investor, and the provisions of this Agreement that apply in respect of the Transfer of Lockup Shares shall thereupon apply in respect of the Lockup Shares so held. Any Transfer in violation of this Section 3.2 shall be null and void ab initio and have no force or effect whatsoever.

4.	Voting Agreement

4.1           The Investor hereby agrees that, until the Lockup Date, (A) without prejudice to the rights of the Investor set forth in clause (B), the Investor shall not, and shall cause its Affiliates who hold any Company Securities not to, solicit, effect or seek to effect, offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way knowingly assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, or make any public statement with respect to, any action with respect to the Company or its Subsidiaries (as defined in the Share Purchase Agreement) (including without limitation any merger, consolidation, business combination, tender or exchange offer involving the Company) that is not recommended by the Board, and (B) at any meeting of the shareholders of the Company, however called, or at any adjournment or postponement thereof (a “Company Shareholders’ Meeting”), or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought by or from the shareholders of the Company: (i) the Investor shall, and shall cause its Affiliates who hold any Company Securities to, appear at such Company Shareholders’ Meeting or otherwise cause all Company Securities Beneficially Owned by the Investor or its Affiliates to be counted as present thereat for the purpose of establishing a quorum and shall take all other necessary or desirable actions within their control (including, without limitation, execution of written consents or resolutions in lieu of meetings); and (ii) with respect to any matter upon which a vote, consent or other approval (including by written consent) is sought by or from the shareholders of the Company, the Investor shall, and shall cause its Affiliates who hold any Company Securities to, vote and cause to be voted all Company Securities Beneficially Owned by the Investor or its Affiliates in the manner recommended by the Board at any such Company Shareholders’ Meeting or under any such other circumstances upon which a vote, consent or other approval (including by written consent) is sought, in the case of (B), (x) to the extent such Company Securities may be voted on such matter and (y) other than with respect to any such matter (1) that relates to a transaction between the Company, on the one hand, and any Affiliate of the Company or any officer, director, shareholder or member of the Company or any of its Affiliates, on the other hand, (2) that relates to the disposition of a material portion of the assets or securities of the Company and its Subsidiaries (as defined in the Share Purchase Agreement), taken as a whole, or (3) that constitutes a material violation of applicable Law by the Company. The Parties agree that, upon execution of this Agreement, Section 11 of the confidentiality agreement, dated as of August 23, 2018, by and between the Company and Hillhouse Capital Management, Ltd. shall automatically terminate and be of no further force and effect.

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5.	Miscellaneous

5.1           Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to its conflicts of law principles thereof.

5.2           Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter shall be finally settled by arbitration. The place and seat of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in force (the “HKIAC Rules”). The number of arbitrators shall be three (3). Each Party shall appoint one arbitrator and the third arbitrator, who shall serve as chairperson of the arbitral tribunal, shall be selected by the mutual agreement of the first two arbitrators. Any arbitrator that is not so appointed shall instead be appointed in accordance with the HKIAC Rules. The language to be used in the arbitration proceedings shall be English. The award of the arbitral tribunal shall be final, conclusive and binding upon the Parties. Judgment upon any award may be entered and enforced in any court having jurisdiction over a Party or any of its assets. For the purpose of the enforcement of an award, the Parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement, including any defenses based on lack of personal jurisdiction or inconvenient forum.

5.3           Counterparts. This Agreement may be executed and delivered (including by electronic transmission in PDF format or by facsimile transmission) in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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5.4           Notices. Any notice required or permitted pursuant to this Agreement shall be given in writing and shall be given either personally or by sending it by next-day or second-day courier service, fax, electronic mail or similar means to such Party. Where a notice is sent by next-day or second-day courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by next-day or second-day service through an internationally-recognized courier a letter containing the notice, with a confirmation of delivery, and to have been effected at the expiration of two days after the letter containing the same is sent as aforesaid. Where a notice is sent by fax or electronic mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization, with a written confirmation of delivery, and to have been effected on the day the same is sent as aforesaid.

5.5           Successors and Assigns. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Neither this Agreement nor any of the rights or obligations of any Party may be assigned by any Party without the prior written consent of the other Party, except that the registration rights of the Investor with respect to any Registrable Securities may be transferred to a Permitted Transferee of the Investor (i) to which Registrable Securities have been transferred and (ii) who executes and delivers to the Company a written instrument in form and substance reasonably satisfactory to the Company agreeing to be bound by and entitled to the benefits of, the terms of this Agreement, and any purported assignment in breach hereof by the Investor shall be void. Each Party hereto who transfers Registrable Securities to a Permitted Transferee shall cause such Permitted Transferee to execute and deliver to the Company a written instrument in form and substance reasonably satisfactory to the Company agreeing to be bound by and entitled to the benefits of, the terms of this Agreement.

5.6           Headings and Titles. Headings and titles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.7           Entire Agreement; Amendments and Waivers. This Agreement constitutes the full and entire understanding and agreement among the Parties with regard to the subjects hereof and thereof, and supersedes all other agreements between or among any of the Parties with respect to the subject matter hereof. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of both Parties.

5.8           Severability. If a provision of this Agreement is held to be unenforceable under applicable Laws, such provision shall be excluded from this Agreement and the remainder of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

5.9           Further Assurances. The Parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the intent of this Agreement.

5.10         Rights Cumulative. Each and all of the various rights, powers and remedies of a Party hereto will be considered to be cumulative with and in addition to any other rights, powers and remedies which such Party may have at law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy will neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such Party.

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5.11         No Waiver. Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof will not be deemed a waiver of such term, covenant, or condition, nor will any waiver or relinquishment of, or failure to insist upon strict compliance with, any right, power or remedy power hereunder at any one or more times be deemed a waiver or relinquishment of such right, power or remedy at any other time or times.

5.12         No Presumption. The Parties acknowledge that any applicable Law that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it has no application and is expressly waived. If any claim is made by a Party relating to any conflict, omission or ambiguity in the provisions of this Agreement, no presumption or burden of proof or persuasion will be implied because this Agreement was prepared by or at the request of any Party or its counsel.

[Signature page follows]

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

HH China Bio Holdings LLC

By:	/s/ Colm O’CONNELL
	Name:	Colm O’CONNELL
	Title:	Authorized Signatory

[Signature Page to Investor Rights Agreement]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

China Biologic Products Holdings, Inc.

By:	/s/ Yungang Lu
	Name:	Yungang Lu
	Title:	Chairman, Special Committee of the Board of Directors

[Signature Page to Investor Rights Agreement]

Schedule I

Company Competitors